This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 15, 2006

Item 3.

Press Release

May 15, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that it has received a purchase order in the amount of $1.6 million from Trueform Engineering Ltd. of the United Kingdom for the supply of additional solar LED-illuminated bus stops.  These units are scheduled for installation throughout the City of London, England, starting in early June 2006.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 15th day of May 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday, May 15, 2006

(No.2006-05-08)

CARMANAH RECEIVES $1.6 MILLION PURCHASE ORDER FOR

SOLAR-POWERED LED BUS STOP LIGHTING IN LONDON, ENGLAND

Victoria, British Columbia, Canada – Monday, May 15, 2006 - Carmanah Technologies Corporation (TSX:CMH) is pleased to announce that it has received a purchase order in the amount of $1.6 million from Trueform Engineering Ltd. of the United Kingdom for the supply of additional solar LED-illuminated bus stops.  These units are scheduled for installation throughout the City of London, England, starting in early June 2006.

"Carmanah is pleased to continue to provide the solar lighting for London Buses' solar illuminated bus stop project," states Carmanah's CEO, Art Aylesworth.  "Carmanah has been involved with this initiative since the early field trials in 2001, and we are proud to maintain our relationship with Trueform as a technology partner to London Buses."

The solar environment in London is very challenging and a good test of Carmanah’s proprietary solar energy management systems.  This order follows the September of 2005 order when Carmanah was selected for the provision of solar LED lighting and was awarded an initial rollout valued at $1.5 million.

“We are very pleased with the results of the installation of the initial 1000+ systems since September 2005, which were assembled and delivered via our new facilities in Crawley, England”, states Richard Sowter, VP of European Operations.

About Trueform Engineering Ltd.

Trueform Engineering Ltd. specializes in passenger transport infrastructure services and products, subcontract fabrication, engineering, and finishing services in the United Kingdom.  Trueform is widely regarded as the UK’s leading transportation solution provider to the bus industry and maintains depots throughout the region.  The company has major contracts in place with numerous government bodies, including an exclusive agreement for bus stop and shelter infrastructure with London Buses.  For more information, visit http://www.trueform.co.uk.

About London Buses

London Buses is the division of Transport for London that manages all bus services in London, England. The organization plans routes, specifies service levels and monitors service quality. It is also responsible for bus stations, bus stops and other support services for the city.  London Buses' network is one of the largest and most comprehensive urban transport systems in the world.  Each weekday over 6,800 scheduled buses transport more than six million passengers over 700 different routes.  For more information, visit http://www.tfl.gov.uk/buses.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada.  Its United Kingdom is based in the London, England, and the Company has additional branch offices and/or sales representation in 11 cities across Canada and the United States.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly-traded on the TSX Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".   For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 592-0326 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media (United Kingdom): Ms. Michelle Walsh UK Marketing Manager Tel: 00 44 (0) 208 323 mwalsh@carmanah.co.uk	Media (North America): Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.